Exhibit 99.5

Synergy Clarification May 2016 Page 1 The Combination offers total annual net synergies with ~$1.5bn EBITDA impact after year three Cost synergies: vast majority of ~$1.5bn; in addition to Monsanto’s ongoing restructuring program Sales synergies: tangible near-term revenue contribution, mainly from integrated offering (cross-selling) and vegetable seeds Not included in the annual ~$1.5bn EBITDA impact of total net synergies (additional value components) There will be additional benefits from the integrated offering Tax synergies (not EBITDA-relevant)